Filed Pursuant to Rule 424(b)(3)

Registration No. 333-135187

Prospectus Supplement to Prospectus dated June 29, 2006

Boston Properties, Inc.

121,666 Shares of Common Stock

Unless the context otherwise requires, all references to “we,” “us” or “our company” in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware corporation, and its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus supplement updates the prospectus dated June 29, 2006, relating to the offer for sale of up to an aggregate of 121,666 shares of common stock of Boston Properties, Inc. by the selling stockholders identified in the prospectus, and any of their pledgees, donees, transferees or other successors in interest. The selling stockholders may only offer the common stock for sale if they exercise their rights to tender their common units for cash, and we exercise our right to issue common stock to them instead of cash.

We are providing this prospectus supplement to update the table under the caption “Selling Stockholders” in the prospectus dated June 29, 2006. The following updated information is based upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of September 23, 2011. Unless we indicate otherwise, the information in this prospectus supplement is as of September 23, 2011.

Stockholder	Boston Properties Common Stock Beneficially Owned(1)	Boston Properties Limited Partnership Common Units Beneficially Owned(2)	Boston Properties Common Stock Offered Hereby (3)	Boston Properties Common Stock and Boston Properties Limited Partnership Common Units Beneficially Owned after Offering(4)

The Antonelli Family Trust No. 1	0	0	0	0

Dominic F. Antonelli, III	0	927.10	927.10	0

Lee Antonelli	0	4,316.71	4,316.71	0

John O. Antonelli	0	1,854.19	1,854.19	0

John P. Antonelli	0	927.09	927.09	0

(1)	Does not include common stock that may be issued upon exchange of common units beneficially held as of September 23, 2011.

(2)	All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Boston Properties Limited Partnership, for an equal number of shares of common stock. All information is as of September 23, 2011.

(3)	These shares of common stock represent the common stock that the selling stockholders may acquire upon presentation of common units for redemption. Such redemption may occur at any time.

(4)	Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholders. In the case of each selling stockholder, the percentage of our common stock that will be held by such selling stockholder after completion of this offering will be less than one percent (1%) of our outstanding shares of common stock as of September 23, 2011 (147,627,246 shares).

This prospectus supplement is not complete without the prospectus dated June 29, 2006 and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is October 3, 2011.